Exhibit No. 12

CAROLINA POWER & LIGHT COMPANY

d/b/a Progress Energy Carolinas, Inc.

Computation of Ratio of Earnings to Fixed Charges

For the Twelve Months Ended March 31

(dollars in millions)	2012	2011
EARNINGS, AS DEFINED:
Add:
Pre-tax income	$648	$925
Fixed charges, as below	245	229
Deduct:
Capitalized interest(a)	20	20

Total earnings, as defined	$873	$1,134

FIXED CHARGES, AS DEFINED:
Interest on debt, including capitalized portion	$209	$206
Estimate of interest within rental expense	36	23

Total fixed charges, as defined	245	229

Preferred dividends, as defined	4	5

Total fixed charges and preferred dividends combined	$249	$234

Ratio of Earnings to Fixed Charges	3.56	4.95

Ratio of Earnings to Fixed Charges and Preferred Dividends Combined	3.51	4.85

(a)	Excludes equity costs related to allowance for equity funds used during construction that are included in other income (expense) on the Consolidated Statements of Comprehensive Income.